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                             August 30, 2021

       Keith Jaffee
       Chief Executive Officer
       Banyan Acquisition Corp
       400 Skokie Blvd
       Suite 820
       Northbrook, Illinois 60062

                                                        Re: Banyan Acquisition
Corp
                                                            Amended
Registration Statement on Form S-1
                                                            Filed August 25,
2021
                                                            File No. 333-258599

       Dear Mr. Jaffee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-1 filed August 26, 2021

       General

   1. We note the disclosure that anchor investors have expressed an interest to purchase up to
                                                        99% of the units in
this offering. Please disclose the number of anchor investors and the potential material
impact on the public investors due to the significant amount of the offering being
purchased by the anchor investors. Additionally, please tell us whether the limited number of
public investors would impact the company   s listing eligibility. Please
                                                        revise the summary to
further clarify the potential impact such purchases could have upon liquidity and the
ability to meet continued listing requirements.
 Keith Jaffee
FirstName  LastNameKeith
Banyan Acquisition Corp Jaffee
Comapany
August  30, NameBanyan
            2021       Acquisition Corp
August
Page 2 30, 2021 Page 2
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

2. We note that your auditor has removed its reference to Note 5 in the dual dating of its report. However, Note 5 includes discussion of events subsequent to the initial audit date of April 1, 2021. Please have your auditors clarify and/or revise accordingly.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Brian Hecht